Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi completes divestiture of Zentiva to Advent

Paris – October 1, 2018 – Sanofi has completed the previously announced divestment of its European generics business Zentiva to Advent International (Advent) effective September 30. The transaction was finalized ahead of schedule for €1,9 billion (enterprise value).

Sanofi announced the beginning of exclusive negotiations with Advent in April of this year and concluded negotiations June 28. The divestiture is part of Sanofi’s strategy to simplify and reshape the company.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Jack Cox Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com